FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  August 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

Minco Gold Corporation (the "Company" or "Minco Gold") advises that on August 7, 2009 the Company received a notice from NYSE Amex LLC (the “Exchange”) advising that the Company is not in compliance with Section 1003(a)(i) of the Exchange’s Company Guide (the “Guide”) with shareholders’ equity of less than $2,000,000 and net losses in two of Minco Gold’s three most recent fiscal years,  Section 1003(a)(ii) of the Guide with shareholders equity of less than $4,000,000 and net losses in three of its four most recent fiscal years,  Section 1003(a)(iii) of the Guide with shareholders’ equity of less than $6,000,000 and net losses in its five most recent fiscal years,  and Section 1003(a)(iv) of the Guide in that Minco Gold has sustained losses which are substantial in relation to its overall operations or its existing financial resources, or its financial condition has become impaired that it appears questionable, where in the opinion of the Exchange, Minco Gold will be able to continue operations and/or meet its obligations as they mature.

The Company is working diligently to address the Exchange’s concerns and intends to submit a arrangement to the Exchange no later than September 7, 2009 outlining Minco Gold’s plan to regain compliance with the above noted Sections of the Guide.

2.

Exhibits

1.1

News Release dated August 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  August 17, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Amex: MGH FSE: MI5
For Immediate Release	August 13, 2009

NEWS RELEASE

MINCO GOLD ADVISES OF NYSE NOTICE

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Amex:MGH/FSE:MI5)  advises that on August 7, 2009 the Company received a notice from NYSE Amex LLC (the “Exchange”) advising that the Company is not in compliance with Section 1003(a)(i) of the Exchange’s Company Guide (the “Guide”) with shareholders’ equity of less than $2,000,000 and net losses in two of Minco Gold’s three most recent fiscal years,  Section 1003(a)(ii) of the Guide with shareholders equity of less than $4,000,000 and net losses in three of its four most recent fiscal years,  Section 1003(a)(iii) of the Guide with shareholders’ equity of less than $6,000,000 and net losses in its five most recent fiscal years,  and Section 1003(a)(iv) of the Guide in that Minco Gold has sustained losses which are substantial in relation to its overall operations or its existing financial resources, or its financial condition has become impaired that it appears questionable, where in the opinion of the Exchange, Minco Gold will be able to continue operations and/or meet its obligations as they mature.

The Company is working diligently to address the Exchange’s concerns and intends to submit a arrangement to the Exchange no later than September 7, 2009 outlining Minco Gold’s plan to regain compliance with the above noted Sections of the Guide.